December 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Tonya K. Aldave and John Dana Brown

Re:	InterPrivate III Financial Partners Inc. Preliminary Proxy Statement on Schedule 14A Filed November 22, 2022 File No. 001-40151

Dear Ms. Aldave and Mr. Brown:

On behalf of our client, InterPrivate III Financial Partners Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced preliminary proxy statement on Schedule 14A filed on November 22, 2022 (the “Preliminary Proxy Statement”), contained in the Staff’s letter dated December 2, 2022 (the “Staff’s Comment”).

Set forth below is the Company’s response to the Staff’s Comment. The Company’s response below is preceded by the Staff’s Comment for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Proxy Statement.

United States Securities and Exchange Commission

December 2, 2022

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully advises the Staff that the Company’s sponsor, InterPrivate Acquisition Management III, LLC, is not controlled by, nor does it have substantial ties with, a non-U.S. person.

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Please do not hesitate to contact Daniel Nussen (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Ahmed Fattouh, Chief Executive Officer, InterPrivate III Financial Partners Inc.